UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Advanced Drainage Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

00790R104

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00790R104

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph A. Chlapaty
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 6,529,581
	6.	Shared voting power 500
	7.	Sole dispositive power 6,529,581
	8.	Shared dispositive power 500

9.	Aggregate amount beneficially owned by each reporting person 6,530,081
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 9.4%
12.	Type of reporting person (see instructions) IN

CUSIP No. 00790R104

Item 1.

(a)	Name of Issuer

Advanced Drainage Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices

4640 Trueman Boulevard, Hilliard, Ohio 43026

Item 2.

(a)	Name of Person Filing

Joseph A. Chlapaty

(b)	Address of the Principal Office or, if none, residence

5500 Frantz Road, Ste. 167-A, Dublin, OH 43017

(c)	Citizenship

USA

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share

(e)	CUSIP Number

00790R104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 00790R104

Item 4. Ownership.

The percentage of beneficial ownership is based on 69,215,641 shares of common stock (including 429,723 shares of unvested restricted common stock) of the issuer outstanding as of January 30, 2020, as reflected in the issuer’s Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission on February 6, 2020.

(a)	Amount beneficially owned: 6,530,081*, **

(b)	Percent of class: 9.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 6,529,581*

(ii)	Shared power to vote or to direct the vote: 500**

(iii)	Sole power to dispose or to direct the disposition of: 6,529,581*

(iv)	Shared power to dispose or to direct the disposition of: 500**

*	Includes, with respect to Joseph A. Chlapaty, 745,556 shares of common stock owned of record by Joseph A. Chlapaty and 5,784,025 shares of common stock owned of record by the Joseph A. Chlapaty Trust.
**	Includes, with respect to Joseph A. Chlapaty, 500 shares of common stock owned of record by Mr. Chlapaty’s spouse.

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A

CUSIP No. 00790R104

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/14/2020
Date

/s/ Joseph A. Chlapaty
Signature

Joseph A. Chlapaty
Name/Title